Exhibit 99.1
Baytex Energy Corp.
Condensed Consolidated Interim Statements of Financial Position
(thousands of Canadian dollars) (unaudited)

		As at
	Notes	June 30, 2023	December 31, 2022

ASSETS
Current assets
Cash		$19,637	$5,464
Trade and other receivables		370,498	228,485
Financial derivatives	17	27,505	10,105
		417,640	244,054
Non-current assets
Exploration and evaluation assets	5	162,448	168,684
Oil and gas properties	6	7,759,725	4,620,766
Other plant and equipment		6,794	6,568
Lease assets		35,979	6,453
Deferred income tax asset	14	234,858	57,244
		$8,617,444	$5,103,769

LIABILITIES
Current liabilities
Trade and other payables		$614,763	$272,195
Financial derivatives	17	2,907	—
Lease obligations		24,289	3,521
Asset retirement obligations	9	12,965	12,813
		654,924	288,529
Non-current liabilities
Trade and other payables		1,845	9,209
Credit facilities	7	964,332	383,031
Long-term notes	8	1,563,897	547,598
Lease obligations		11,879	3,017
Asset retirement obligations	9	641,605	576,110
Deferred income tax liability	14	177,751	265,858
		4,016,233	2,073,352

SHAREHOLDERS’ EQUITY
Shareholders' capital	10	6,852,328	5,499,664
Contributed surplus		89,970	89,879
Accumulated other comprehensive income		709,190	756,195
Deficit		(3,050,277)	(3,315,321)
		4,601,211	3,030,417
		$8,617,444	$5,103,769

Subsequent events (note 10 and note 17)

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Interim Statements of Income and Comprehensive Income
(thousands of Canadian dollars, except per common share amounts and weighted average common shares) (unaudited)

		Three Months Ended June 30		Six Months Ended June 30
	Notes	2023	2022	2023	2022

Revenue, net of royalties
Petroleum and natural gas sales	13	$598,760	$854,169	$1,154,096	$1,527,994
Royalties		(107,920)	(171,559)	(201,173)	(294,279)
		490,840	682,610	952,923	1,233,715

Expenses
Operating		119,438	107,426	231,846	208,192
Transportation		14,574	11,758	31,579	20,973
Blending and other		52,995	56,895	112,676	98,335
General and administrative		15,240	11,640	26,974	23,322
Transaction costs	3	32,832	—	41,703	—
Exploration and evaluation	5	369	7,210	532	10,780
Depletion and depreciation		176,144	142,286	342,143	283,077
Share-based compensation	11	16,918	2,942	26,741	6,887
Financing and interest	15	34,497	27,077	58,222	51,321
Financial derivatives (gain) loss	17	3,038	65,274	(11,587)	305,901
Foreign exchange (gain) loss	16	(11,939)	27,709	(12,002)	13,364
(Gain) loss on dispositions		—	(207)	336	(441)
Other expense (income)		141	568	(917)	(464)
		454,247	460,578	848,246	1,021,247
Net income before income taxes		36,593	222,032	104,677	212,468
Income tax expense (recovery)	14
Current income tax expense		1,350	1,140	2,470	2,050
Deferred income tax expense (recovery)		(178,360)	39,920	(162,837)	(27,412)
		(177,010)	41,060	(160,367)	(25,362)
Net income		$213,603	$180,972	$265,044	$237,830
Other comprehensive income (loss)
Foreign currency translation adjustment		(46,457)	58,917	(47,005)	30,838
Comprehensive income		$167,146	$239,889	$218,039	$268,668

Net income per common share	12
Basic		$0.37	$0.32	$0.47	$0.42
Diluted		$0.36	$0.32	$0.47	$0.42

Weighted average common shares (000's)	12
Basic		583,365	566,997	564,319	566,262
Diluted		588,170	571,697	569,284	570,844

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Interim Statements of Changes in Equity
(thousands of Canadian dollars) (unaudited)

	Notes	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total equity
Balance at December 31, 2021		$5,736,593	$13,559	$632,103	$(4,170,926)	$2,211,329
Vesting of share awards		8,429	(8,429)	—	—	—
Share-based compensation		—	2,078	—	—	2,078
Repurchase of common shares for cancellation		(91,139)	28,675	—	—	(62,464)
Comprehensive income		—	—	30,838	237,830	268,668
Balance at June 30, 2022		$5,653,883	$35,883	$662,941	$(3,933,096)	$2,419,611
Balance at December 31, 2022		$5,499,664	$89,879	$756,195	$(3,315,321)	$3,030,417
Issued on corporate acquisition	3	1,326,435	21,316	—	—	1,347,751
Vesting of share awards	10	26,229	(37,462)	—	—	(11,233)
Share-based compensation	11	—	16,237	—	—	16,237
Comprehensive (loss) income		—	—	(47,005)	265,044	218,039
Balance at June 30, 2023		$6,852,328	$89,970	$709,190	$(3,050,277)	$4,601,211

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Interim Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)

		Three Months Ended June 30		Six Months Ended June 30
	Notes	2023	2022	2023	2022

CASH PROVIDED BY (USED IN):
Operating activities
Net income		$213,603	$180,972	$265,044	$237,830
Adjustments for:
Non-cash share-based compensation	11	16,237	372	16,237	2,078
Unrealized foreign exchange (gain) loss	16	(12,880)	27,499	(13,093)	12,951
Exploration and evaluation	5	369	7,210	532	10,780
Depletion and depreciation		176,144	142,286	342,143	283,077
Non-cash financing and accretion	15	6,242	6,603	11,592	10,420
Non-cash other income	9	—	(183)	(1,271)	(1,465)
Unrealized financial derivatives (gain) loss	17	19,403	(58,768)	10,193	97,493
Cash premiums on derivatives		(2,263)	—	(2,263)	—
(Gain) loss on dispositions		—	(207)	336	(441)
Deferred income tax expense (recovery)	14	(178,360)	39,920	(162,837)	(27,412)
Asset retirement obligations settled	9	(5,392)	(2,716)	(9,518)	(6,009)
Change in non-cash working capital		(40,795)	17,046	(79,849)	(60,294)
		192,308	360,034	377,246	559,008

Financing activities
Increase (decrease) in credit facilities		577,428	62,791	601,979	(15,351)
Decrease in acquired credit facilities	3	(373,608)	—	(373,608)	—
Debt issuance costs		(39,925)	(1,832)	(39,925)	(1,832)
Payments on lease obligations		(1,181)	(1,039)	(2,336)	(2,213)
Net proceeds from issuance of long-term notes	8	1,046,197	—	1,046,197	—
Redemption of long-term notes	8	—	(252,830)	—	(252,830)
Redemption of acquired long-term notes	3	(569,256)	—	(569,256)	—
Repurchase of common shares	10	—	(62,464)	—	(62,464)
		639,655	(255,374)	663,051	(334,690)

Investing activities
Additions to exploration and evaluation assets	5	(741)	(2,338)	(1,231)	(5,897)
Additions to oil and gas properties	6	(169,963)	(94,295)	(403,099)	(244,558)
Additions to other plant and equipment		(580)	(260)	(1,021)	(634)
Corporate acquisition, net of cash acquired	3	(662,579)		(662,579)
Property acquisitions		62	(208)	(444)	(267)
Proceeds from dispositions		50	14	285	41
Change in non-cash working capital		14,980	(7,573)	41,965	26,997
		(818,771)	(104,660)	(1,026,124)	(224,318)

Change in cash		13,192	—	14,173	—
Cash, beginning of period		6,445	—	5,464	—
Cash, end of period		$19,637	$—	$19,637	$—

Supplementary information
Interest paid		$7,535	$11,181	$38,004	$41,529
Income taxes paid		$3,603	$263	$3,603	$263

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended June 30, 2023 and 2022
(all tabular amounts in thousands of Canadian dollars, except per common share amounts) (unaudited)

1.REPORTING ENTITY
Baytex Energy Corp. (the “Company” or “Baytex”) is an energy company engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and the state of Texas in the United States. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

2.BASIS OF PRESENTATION
The condensed consolidated interim financial statements ("consolidated financial statements") have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). These condensed consolidated financial statements do not include all the necessary annual disclosures as prescribed by IFRS and should be read in conjunction with the annual consolidated financial statements as at and for the year ended December 31, 2022.

The consolidated financial statements were approved by the Board of Directors of Baytex on July 27, 2023.

The consolidated financial statements have been prepared on a historical cost basis, with the exception of derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars which is the functional currency of the Company. References to “US$” are to United States ("U.S.") dollars. All financial information is rounded to the nearest thousand, except per share amounts or when otherwise indicated.

The audited consolidated financial statements of the Company as at and for the year ended December 31, 2022 are available through its filings on SEDAR at www.sedar.com and through the U.S. Securities and Exchange Commission at www.sec.gov.

Estimation Uncertainty

Management makes judgements and assumptions about the future in deriving estimates used in preparation of these consolidated financial statements in accordance with IFRS. Sources of estimation uncertainty include estimates used to determine economically recoverable oil, natural gas, and natural gas liquids reserves, the recoverable amount of long-lived assets or cash generating units, the fair value of financial derivatives, the provision for asset retirement obligations and the provision for income taxes and the related deferred tax assets and liabilities. There have been no changes in our key areas of judgement or estimation uncertainty for the six months ended June 30, 2023 except for the judgements and estimates related to Business Combinations as discussed below.

Business Combinations

Business combinations are accounted for using the acquisition method of accounting when the assets acquired meet the definition of a business in accordance with IFRS. The determination of the fair value assigned to assets acquired and liabilities assumed requires management to make assumptions and estimates. These assumptions or estimates used in determining the fair value of assets acquired and liabilities assumed could impact the amounts assigned to assets, liabilities and goodwill. Oil and gas properties acquired represents the largest fair value estimate which is derived from the present value of expected future cash flows after-tax using estimates of reserves acquired prepared by an independent qualified reserve evaluator using forecasted commodity prices and applying a discount rate. Assumptions used to arrive at the fair value are further verified by way of market comparisons and third party sources.

Environmental Reporting Regulations

Environmental reporting for public enterprises continues to evolve and the Company may be subject to additional future disclosure requirements. The International Sustainability Standards Board has issued two IFRS Sustainability Disclosure Standards with the objective to develop a global framework for environmental sustainability disclosure. The Canadian Securities Administrators have also issued a proposed National Instrument 51-107 Disclosure of Climate-related Matters which sets forth additional reporting requirements for Canadian Public Companies. Baytex continues to monitor developments on these reporting requirements and has not yet quantified the cost to comply with these regulations.

Significant Accounting Policies

The accounting policies, critical accounting judgments (with the addition of Business Combinations) and significant estimates used in these consolidated financial statements are consistent with those used in the preparation of the 2022 annual financial statements.

3.    BUSINESS COMBINATION

On June 20, 2023, Baytex closed the previously announced acquisition whereby Baytex acquired, directly and indirectly, all of the issued and outstanding common shares of Ranger Oil Corporation (“Ranger”), a publicly traded oil and gas exploration and production company with operations in the Eagle Ford. Baytex is treated as the acquirer for accounting purposes. The acquisition increases Baytex's Eagle Ford scale and provides an operating platform to effectively allocate capital across the Western Canadian Sedimentary Basin and the Eagle Ford.

The acquisition was accounted for as a business combination whereby the net assets acquired and liabilities assumed were recorded at fair value at the acquisition date. The total consideration paid by Baytex was US$1.6 billion (C$2.1 billion) consisting of $732.8 million in cash consideration and the issuance of 311.4 million Baytex common shares valued at approximately $1.3 billion (based on the closing price of Baytex’s common shares of $4.26 per share on the Toronto Stock Exchange on June 20, 2023). Under the terms of the agreement, Ranger shareholders received 7.49 Baytex shares plus US$13.31 cash for each share of Ranger common stock.

The fair value of oil and gas properties acquired is based on estimates of proved and probable oil and gas reserves and the associated cash flows. Factors that impact these cash flows include production volumes, royalty obligations, operating costs, capital costs, tax rates, forecasted commodity prices, along with inflation and discount rates used to estimate present value. These calculations require the use of estimates and assumptions including cash flows associated with proved plus probable oil and gas reserves, the discount rate used to present value future cash flows, and assumptions regarding the timing and amount of capital expenditures and future abandonment and reclamation obligations. Any changes to these estimates and assumptions could impact the calculation of the recoverable amount and the carrying value of assets. The fair value of oil and gas properties were determined using a discount rate of 12.5%.

Asset retirement obligations were determined using internal estimates of the timing and estimated costs associated with the abandonment and reclamation of the wells and facilities acquired using a credit-adjusted discount rate of 9%.

The total consideration paid and estimates of the fair value of the assets acquired and liabilities assumed as at the date of the acquisition are set forth in the table below. The preliminary purchase price allocation is based on Management's best estimate of the assets acquired and liabilities assumed. Adjustments to these initial estimates may be required upon finalizing the value of net assets acquired.

	USD	CAD (1)
Consideration
Cash	$553,150	$732,840
Common shares issued	1,001,196	1,326,435
Share based compensation (2)	20,107	26,638
Total consideration	$1,574,453	$2,085,913

Fair value of net assets acquired
Oil and gas properties	$2,325,996	$3,081,596
Working capital deficiency excluding bank debt and financial derivatives (3)	(108,147)	(143,278)
Financial derivatives	17,030	22,562
Lease assets	15,708	20,811
Lease obligations	(15,708)	(20,811)
Credit facilities	(282,000)	(373,608)
Long-term notes	(429,676)	(569,256)
Asset retirement obligations	(23,632)	(31,310)
Deferred income tax asset	74,882	99,207
Net assets acquired	$1,574,453	$2,085,913
(1)Exchange rate used to translate the U.S. denominated values above is the rate as at the closing date being CAD/USD 1.32485.
(2)Follow closing of the transaction, holders of awards outstanding under Ranger's share based compensation plans are entitled to Baytex common shares rather than Ranger common shares with adjustment to the quantity outstanding based on the exchange ratio for Ranger shares. The fair value of share awards allocated to consideration was based on the service period that had occurred prior to the acquisition date while the remaining fair value of the share awards assumed by Baytex will be recognized over the remaining future service periods (note 11).
(3)Includes $70.3 million (US$53.0 million) of cash. Accounts receivable acquired is net of a provision for expected credit losses of approximately $0.3 million.

The cash portion of the transaction was funded with Baytex’s expanded credit facility which increased to US$1.1 billion at close of the transaction, US$150 million from a two-year term loan facility, and the net proceeds from the issuance of US$800 million senior unsecured notes due 2030. Baytex closed the US$800 million, senior unsecured note offering on April 27, 2023 and the net proceeds were released from escrow on June 20, 2023.

These consolidated financial statements include the results of operations of Ranger for the period following closing of the transaction on June 20, 2023. For the three months ended June 30, 2023, the acquisition contributed revenues and net income before tax of $49.0 million and $0.9 million respectively. Had the acquisition occurred on January 1, 2023, revenues and net income before income taxes would have increased by $848.4 million and $218.3 million, respectively, for the six months ended June 30, 2023. This pro-forma information is not necessarily indicative of the results of operations that would have resulted had the acquisition been reflected on the dates indicated, or that may be obtained in the future.

During the six months ended June 30, 2023, Baytex incurred $41.7 million of transaction costs, including consulting, financial advisory, legal and filing fees related to the acquisition of Ranger.

4.    SEGMENTED FINANCIAL INFORMATION

Baytex's reportable segments are determined based on the geographic location and nature of the underlying operations:

•Canada includes the exploration for, and the development and production of, crude oil and natural gas in Western Canada;
•U.S. includes the exploration for, and the development and production of, crude oil and natural gas in the Eagle Ford in Texas; and
•Corporate includes corporate activities and items not allocated between operating segments.

	Canada		U.S.		Corporate		Consolidated
Three Months Ended June 30	2023	2022	2023	2022	2023	2022	2023	2022

Revenue, net of royalties
Petroleum and natural gas sales	$390,292	$581,197	$208,468	$272,972	$—	$—	$598,760	$854,169
Royalties	(47,309)	(91,133)	(60,611)	(80,426)	—	—	(107,920)	(171,559)
	342,983	490,064	147,857	192,546	—	—	490,840	682,610

Expenses
Operating	91,354	82,471	28,084	24,955	—	—	119,438	107,426
Transportation	13,240	11,758	1,334	—	—	—	14,574	11,758
Blending and other	52,995	56,895	—	—	—	—	52,995	56,895
General and administrative	—	—	—	—	15,240	11,640	15,240	11,640
Transaction costs	—	—	7,298	—	25,534	—	32,832	—
Exploration and evaluation	369	7,210	—	—	—	—	369	7,210
Depletion and depreciation	112,262	100,712	62,211	40,097	1,671	1,477	176,144	142,286
Share-based compensation	—	—	—	—	16,918	2,942	16,918	2,942
Financing and interest	—	—	—	—	34,497	27,077	34,497	27,077
Financial derivatives (gain) loss	—	—	—	—	3,038	65,274	3,038	65,274
Foreign exchange (gain) loss	—	—	—	—	(11,939)	27,709	(11,939)	27,709
Gain on dispositions	—	(207)	—	—	—	—	—	(207)
Other (income) expense	—	(183)	—	—	141	751	141	568
	270,220	258,656	98,927	65,052	85,100	136,870	454,247	460,578
Net income (loss) before income taxes	72,763	231,408	48,930	127,494	(85,100)	(136,870)	36,593	222,032
Income tax (recovery) expense
Current income tax expense							1,350	1,140
Deferred income tax (recovery) expense							(178,360)	39,920
							(177,010)	41,060
Net income (loss)	$72,763	$231,408	$48,930	$127,494	$(85,100)	$(136,870)	$213,603	$180,972

Additions to exploration and evaluation assets	741	2,338	—	—	—	—	741	2,338
Additions to oil and gas properties	95,662	49,543	74,301	44,752	—	—	169,963	94,295
Corporate acquisition, net of cash acquired	—	—	662,439	—	—	—	662,439	—

Property acquisitions	(62)	208	—	—	—	—	(62)	208
Proceeds from dispositions	(50)	(14)	—	—	—	—	(50)	(14)

	Canada		U.S.		Corporate		Consolidated
Six Months Ended June 30	2023	2022	2023	2022	2023	2022	2023	2022

Revenue, net of royalties
Petroleum and natural gas sales	$775,914	$1,034,901	$378,182	$493,093	$—	$—	$1,154,096	$1,527,994
Royalties	(91,164)	(148,809)	(110,009)	(145,470)	—	—	(201,173)	(294,279)
	684,750	886,092	268,173	347,623	—	—	952,923	1,233,715

Expenses
Operating	182,534	161,011	49,312	47,181	—	—	231,846	208,192
Transportation	30,245	20,973	1,334	—	—	—	31,579	20,973
Blending and other	112,676	98,335	—	—	—	—	112,676	98,335
General and administrative	—	—	—	—	26,974	23,322	26,974	23,322
Transaction costs	—	—	7,298	—	34,405	—	41,703	—
Exploration and evaluation	532	10,780	—	—	—	—	532	10,780
Depletion and depreciation	231,733	201,794	107,175	78,461	3,235	2,822	342,143	283,077
Share-based compensation	—	—	—	—	26,741	6,887	26,741	6,887
Financing and interest	—	—	—	—	58,222	51,321	58,222	51,321
Financial derivatives (gain) loss	—	—	—	—	(11,587)	305,901	(11,587)	305,901
Foreign exchange (gain) loss	—	—	—	—	(12,002)	13,364	(12,002)	13,364
Loss (gain) on dispositions	336	(441)	—	—	—	—	336	(441)
Other (income) expense	(1,271)	(1,465)	—	—	354	1,001	(917)	(464)
	556,785	490,987	165,119	125,642	126,342	404,618	848,246	1,021,247
Net income (loss) before income taxes	127,965	395,105	103,054	221,981	(126,342)	(404,618)	104,677	212,468
Income tax (recovery) expense
Current income tax expense							2,470	2,050
Deferred income tax (recovery) expense							(162,837)	(27,412)
							(160,367)	(25,362)
Net income (loss)	$127,965	$395,105	$103,054	$221,981	$(126,342)	$(404,618)	$265,044	$237,830

Additions to exploration and evaluation assets	1,231	5,897	—	—	—	—	1,231	5,897
Additions to oil and gas properties	279,778	172,114	123,321	72,444	—	—	403,099	244,558
Corporate acquisition, net of cash acquired	—	—	662,439	—	—	—	662,439	—
Property acquisitions	444	267	—	—	—	—	444	267
Proceeds from dispositions	(285)	(41)	—	—	—	—	(285)	(41)

	June 30, 2023	December 31, 2022
Canadian assets	$2,791,516	$2,779,596
U.S. assets	5,755,650	2,301,047
Corporate assets	70,278	23,126
Total consolidated assets	$8,617,444	$5,103,769

5.    EXPLORATION AND EVALUATION ASSETS

	June 30, 2023	December 31, 2022
Balance, beginning of period	$168,684	$172,824
Capital expenditures	1,231	6,359
Property acquisitions	506	301
Divestitures	(788)	(498)
Property swaps	978	385
Impairment reversal	—	22,503
Exploration and evaluation expense	(532)	(30,239)
Transfer to oil and gas properties (note 6)	(5,887)	(8,496)
Foreign currency translation	(1,744)	5,545
Balance, end of period	$162,448	$168,684

At June 30, 2023 there were no indicators of impairment or impairment reversal for exploration and evaluation assets in any of the Company's cash generating units ("CGUs").

At December 31, 2022, the Company identified indicators of impairment reversal for the exploration and evaluation assets within the Peace River CGU due to an increase in land sale values. The recoverable amount for the Peace River CGU exceeded its carrying value and an impairment reversal of $22.5 million was recorded at December 31, 2022. The recoverable amount was based on the CGU's fair value less costs of disposal ("FVLCD") and was estimated with reference to arm's length transactions in comparable locations and the discounted cash flows associated with the Company's future development plans.

6.    OIL AND GAS PROPERTIES

	Cost	Accumulated depletion	Net book value
Balance, December 31, 2021	$11,633,517	$(7,169,146)	$4,464,371
Capital expenditures	515,183	—	515,183
Property acquisitions	1,173	—	1,173
Transfers from exploration and evaluation assets (note 5)	8,496	—	8,496
Change in asset retirement obligations (note 9)	(147,020)	—	(147,020)
Divestitures	(265,166)	241,892	(23,274)
Property swaps	—	—	—
Impairment reversal	—	245,241	245,241
Foreign currency translation	296,033	(158,404)	137,629
Depletion	—	(581,033)	(581,033)
Balance, December 31, 2022	$12,042,216	$(7,421,450)	$4,620,766
Capital expenditures	403,099	—	403,099
Corporate acquisition (note 3)	3,081,596	—	3,081,596
Transfers from exploration and evaluation assets (note 5)	5,887	—	5,887
Change in asset retirement obligations (note 9)	37,017	—	37,017
Divestitures	(1,997)	1,511	(486)
Property swaps	(4,733)	3,756	(977)
Foreign currency translation	(104,963)	56,694	(48,269)
Depletion	—	(338,908)	(338,908)
Balance, June 30, 2023	$15,458,122	$(7,698,397)	$7,759,725

At June 30, 2023, there were no indicators of impairment or impairment reversal for oil and gas properties in any of the Company's CGUs.

At December 31, 2022, the Company identified indicators of impairment reversal for oil and gas properties in five of our six CGUs due to the increase in forecasted commodity prices in addition to changes in proved plus probable reserves. The recoverable amounts for three CGUs exceeded their carrying values which resulted in an impairment reversal of $245.2 million recorded at December 31, 2022. The recoverable amount for each CGU was based on its FVLCD which was estimated using a discounted cash flow model of proved plus probable cash flows from an independent reserve report prepared as at December 31, 2022. The after-tax discount rates applied to the cash flows were between 12% and 23%.

7.    CREDIT FACILITIES

	June 30, 2023	December 31, 2022
Credit facilities - U.S. dollar denominated (1)	$413,785	$30,394
Credit facilities - Canadian dollar denominated	374,555	355,000
Term loan - U.S. dollar denominated (1)	198,563	—
Credit facilities - principal (2)	986,903	385,394
Unamortized debt issuance costs	(22,571)	(2,363)
Credit facilities	$964,332	$383,031
(1)U.S. dollar denominated credit facilities balance was US$462.6 million as at June 30, 2023 (December 31, 2022 - US$22.5 million).
(2)The increase in the principal amount of the credit facilities outstanding from December 31, 2022 to June 30, 2023 is the result of net draws of $602.5 million as well as changes in the reported amount of U.S. denominated debt of $1.0 million due to foreign exchange.

At June 30, 2023, Baytex had US$1.1 billion of revolving credit facilities (the "Revolving Facilities) and a US$150 million term loan (the "Term Loan") (collectively the "Credit Facilities"). On June 20, 2023, in connection with the acquisition of Ranger, Baytex amended its Credit Facilities to increase the committed amount (previously US$850 million in aggregate as of April 1, 2022) and entered into a secured two-year term loan of US$150 million that will mature on June 20, 2025. The maturity date of the Revolving Facilities is April 1, 2026.

The Revolving Facilities are secured and are comprised of a US$50 million operating loan and a US$750 million syndicated revolving loan for Baytex and a US$45 million operating loan and a US$255 million syndicated revolving loan for Baytex's wholly-owned subsidiary, Baytex Energy USA, Inc. The amended Credit Facilities contain an additional financial covenant of a maximum Total Debt to Bank EBITDA ratio of 4.0:1.0 and increased the Interest Coverage minimum ratio to 3.5:1.0 (from 2.0:1.0).

The Credit Facilities are not borrowing base facilities and do not require annual or semi-annual reviews. There are no mandatory principal payments required prior to maturity which could be extended upon our request. The Credit Facilities contain standard commercial covenants in addition to the financial covenants detailed below. Advances under the Credit Facilities can be drawn in either Canadian or U.S. funds and bear interest at the bank’s prime lending rate, bankers’ acceptance discount rates or secured overnight financing rates ("SOFR"), plus applicable margins.

The weighted average interest rate on the Credit Facilities was 6.5% for the six months ended June 30, 2023 (2.6% for six months ended June 30, 2022).

The following table summarizes the financial covenants applicable to the Credit Facilities and our compliance therewith at June 30, 2023.

Covenant Description	Position as at June 30, 2023	Covenant
Senior Secured Debt (1) to Bank EBITDA (2) (Maximum Ratio)	0.5:1.0	3.5:1.0
Interest Coverage (3) (Minimum Ratio)	13.3:1.0	3.5:1.0
Total Debt (4) to Bank EBITDA (2) (Maximum Ratio)	1.2:1.0	4:0:1.0
(1)"Senior Secured Debt" is calculated in accordance with the credit facility agreement and is defined as the principal amount of the Credit Facilities and other secured obligations identified in the credit facility agreement. As at June 30, 2023, the Company's Senior Secured Debt totaled $986.9 million of principal amounts outstanding.
(2)"Bank EBITDA" is calculated based on terms and definitions set out in the credit facility agreement which adjusts net income or loss for financing and interest expenses, income tax, non-recurring losses, certain specific unrealized and non-cash transactions and is calculated based on a trailing twelve-month basis including the impact of material acquisitions as if they had occurred at the beginning of the twelve month period. Bank EBITDA for the twelve months ended June 30, 2023 was $2.1 billion.
(3)"Interest coverage" is calculated in accordance with the credit facility agreement and is computed as the ratio of Bank EBITDA to financing and interest expense, excluding certain non-cash transactions, and is calculated on a trailing twelve-month basis. Financing and interest expense for the twelve months ended June 30, 2023 was $155.8 million.
(4)"Total Debt" is calculated in accordance with the credit facility agreement and is defined as all obligations, liabilities, and indebtedness of Baytex excluding trade and other payables, asset retirement obligations, leases, deferred income tax liabilities, and financial derivative liabilities. As at June 30, 2023, the Company's Total Debt totaled $2.6 billion of principal amounts outstanding.

At June 30, 2023, Baytex had $16.8 million of outstanding letters of credit, $15.5 million of which is under a $20 million uncommitted unsecured demand revolving letter of credit facility (December 31, 2022 - $15.7 million outstanding). Letters of credit under this facility are guaranteed by Export Development Canada and do not use capacity available under the Credit Facilities.

8.    LONG-TERM NOTES

	June 30, 2023	December 31, 2022
8.75% notes due April 1, 2027 (1)	$542,467	$554,597
8.50% notes due April 1, 2030 (2)	1,059,001	—
Total long-term notes - principal (3)	1,601,468	554,597
Unamortized debt issuance costs	(37,571)	(6,999)
Total long-term notes - net of discount and unamortized debt issuance costs	$1,563,897	$547,598
(1)The U.S. dollar denominated principal outstanding of the 8.75% notes was US$409.8 million as at June 30, 2023 (December 31, 2022 - US$409.8 million).
(2)The U.S. dollar denominated principal outstanding of the 8.50% notes was US$800.0 million as at June 30, 2023 (December 31, 2022 - nil).
(3)The increase in the principal amount of long-term notes outstanding from December 31, 2022 to June 30, 2023 is the result of the issuance of the 8.50% notes for $1.1 billion partially offset by changes in the reported amount of U.S. denominated debt of $13.0 million due to changes in the CAD/USD exchange rate used to translate the U.S. denominated amount of long-term notes outstanding.

On April 27, 2023, we issued US$800 million aggregate principal amount of senior unsecured notes due April 30, 2030 bearing interest at a rate of 8.50% per annum semi-annually (the "8.50% Senior Notes"). The 8.50% Senior Notes were issued at 98.709% of par and are redeemable at our option, in whole or in part, at specified redemption prices after April 30, 2026 and will be redeemable at par from April 30, 2028 to maturity. Net proceeds of $1.0 billion reflects $13.7 million for the original issue discount and Baytex also incurred transaction costs of $18.5 million in conjunction with the issuance.

The long-term notes do not contain any significant financial maintenance covenants but do contain standard commercial covenants for debt incurrence and restricted payments.

9.    ASSET RETIREMENT OBLIGATIONS

	June 30, 2023	December 31, 2022
Balance, beginning of period	$588,923	$743,683
Liabilities incurred (1)	11,302	19,942
Liabilities settled	(9,518)	(18,351)
Liabilities assumed from corporate acquisition (note 3)	31,310	—
Liabilities acquired from property acquisitions	—	950
Liabilities divested	(590)	(3,464)
Accretion (note 15)	9,221	15,683
Government grants (2)	(1,271)	(4,009)
Change in estimate (1)	4,958	6,124
Changes in discount rates and inflation rates (1)(3)	20,757	(173,086)
Foreign currency translation	(522)	1,451
Balance, end of period	$654,570	$588,923
Less current portion of asset retirement obligations	12,965	12,813
Non-current portion of asset retirement obligations	$641,605	$576,110
(1)Agrees to total change in asset retirement obligations of $37.0 million per Note 6 - Oil and Gas Properties.
(2)During the six months ended June 30, 2023, Baytex recognized $1.3 million of non-cash other income and a reduction in asset retirement obligations related to government grants provided by the Government of Alberta and the Government of Saskatchewan ($4.0 million for the year ended December 31, 2022).
(3)The discount and inflation rates used to calculate the liability for our Canadian operations at June 30, 2023 were 3.1% and 1.7%, respectively (December 31, 2022 - 3.3% and 2.1%). The discount and inflation rates used to calculate the liability for our U.S. operations at June 30, 2023 were 3.9% and 2.2%, respectively (December 31, 2022 - 3.3% and 2.1%). Baytex used a risk-free discount rate for the U.S operations liability at Q2 2023 (previously used a credit-adjusted rate).

10.    SHAREHOLDERS' CAPITAL
The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10.0 million preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. At June 30, 2023, no preferred shares have been issued by the Company and all common shares issued were fully paid.

The holders of common shares may receive dividends as declared from time to time and are entitled to one vote per share at any meeting of the holders of common shares. All common shares rank equally with regard to the Company's net assets in the event the Company is wound-up or terminated.

In June 2023, the TSX accepted Baytex's notice of intention to renew its Normal Course Issuer Bid ("NCIB"). Under the terms of the NCIB, the Company may purchase for cancellation up to 68.4 million common shares over the 12-month period commencing June 29, 2023. The number of shares authorized for repurchase represents 10% of the Company's public float as at June 21, 2023. On June 21, 2023 Baytex had 856.9 million common shares outstanding. Purchases are made on the open market at prices prevailing at the time of the transaction. Subsequent to June 30, 2023 and through to July 26, 2023, Baytex repurchased 4.7 million common shares under the NCIB at an average price of $4.59 per share.

Subsequent to June 30, 2023, the Company's Board of Directors declared a quarterly cash dividend of $0.0225 per share to be paid on October 2, 2023 for shareholders of record as at September 15, 2023.

	Number of Common Shares (000s)	Amount
Balance, December 31, 2021	564,213	$5,736,593
Vesting of share awards	5,035	8,501
Common shares repurchased and cancelled	(24,318)	(245,430)
Balance, December 31, 2022	544,930	$5,499,664
Issued on corporate acquisition (note 3)	311,370	1,326,435
Vesting of share awards	5,892	26,229
Balance, June 30, 2023	862,192	$6,852,328

11.    SHARE-BASED COMPENSATION PLAN
For the three and six months ended June 30, 2023 the Company recorded total share-based compensation expense of $16.9 million and $26.7 million respectively ($2.9 million and $6.9 million for the three and six months ended June 30, 2022) which are comprised of $16.2 million of non-cash expense related to awards assumed in the acquisition of Ranger and were settled with Baytex common shares after closing of the business combination and the expense related to cash-settled awards and the associated equity total return swaps ($2.6 million and $4.8 million for the three and six months ended June 30, 2022).

The Company's closing share price on the Toronto Stock Exchange on June 30, 2023 was $4.32 (June 30, 2022 - $6.25).

Share Award Incentive Plan

Baytex has a Share Award Incentive Plan pursuant to which it issues restricted and performance awards. A restricted award entitles the holder of each award to receive one common share of Baytex or the equivalent cash value at the time of vesting. A performance award entitles the holder of each award to receive between zero and two common shares or the cash equivalent value on vesting; the number of common shares issued is determined by a performance multiplier. The multiplier can range between zero and two and is calculated based on a number of factors determined and approved by the Board of Directors on an annual basis. The Share Awards vest in equal tranches on the first, second and third anniversaries of the grant date. The cumulative expense is recognized at fair value at each period end and is included in trade and other payables.

On June 20, 2023, Baytex became the successor to Ranger's Share Award Plan. Although no new grants will be made under the Ranger Share Award Plan, awards that were outstanding at June 20, 2023 were converted to restricted awards that will be settled in shares of Baytex or with cash, with the quantity outstanding adjusted based on the exchange ratio for the business combination with Ranger.

The weighted average fair value of share awards granted during the six months ended June 30, 2023 was $5.41 per restricted and performance award ($5.68 for the six months ended June 30, 2022).

The number of share awards outstanding is detailed below.

(000s)	Number of restricted awards	Number of performance awards	Total number of share awards
Balance, December 31, 2021	2,093	7,381	9,474
Granted	68	1,391	1,459
Added by performance factor	—	—	—
Vested	(1,377)	(3,630)	(5,007)
Forfeited	(22)	(346)	(368)
Balance, December 31, 2022	762	4,796	5,558
Granted	—	2,599	2,599
Assumed on corporate acquisition (1)	10,789	—	10,789
Vested	(9,302)	(3,767)	(13,069)
Forfeited	(10)	(234)	(244)
Balance, June 30, 2023	2,239	3,394	5,633
(1)Follow closing of the transaction, holders of awards outstanding under Ranger's share based compensation plans are entitled to Baytex common shares rather than Ranger common shares with adjustment to the quantity outstanding based on the exchange ratio for Ranger shares. The fair value of share awards allocated to consideration was based on the service period that had occurred prior to the acquisition date (note 3) while the remaining fair value of the share awards assumed by Baytex will be recognized over the remaining future service periods.

Incentive Award Plan

Baytex has an Incentive Award Plan whereby the holder of each incentive award is entitled to receive a cash payment equal to the value of one Baytex common share at the time of vesting. The incentive awards vest in equal tranches on the first, second and third anniversaries of the grant date. The cumulative expense is recognized at fair value at each period end and is included in trade and other payables.

During the six months ended June 30, 2023, Baytex granted 2.4 million awards under the Incentive Award plan at a fair value of $5.39 per award (1.3 million awards at $5.68 per award for the six months ended June 30, 2022). At June 30, 2023 there were 4.6 million awards outstanding under the Incentive Award plan (5.1 million awards outstanding at December 31, 2022).

Deferred Share Unit Plan ("DSU Plan")

Baytex has a DSU Plan whereby each independent director of Baytex is entitled to receive a cash payment equal to the value of one Baytex common share per DSU award on the date at which they cease to be a member of the Board. The awards vest immediately upon being granted and are expensed in full on the grant date. The units are recognized at fair value at each period end and are included in trade and other payables.

During the six months ended June 30, 2023, Baytex granted 0.2 million awards under the DSU plan at a fair value of $5.49 per award (0.2 million awards at $5.68 per award for the six months ended June 30, 2022). At June 30, 2023, there were 1.2 million awards outstanding under the DSU plan.

Equity Total Return Swaps

The Company uses equity total return swaps on the equivalent number of Baytex common shares in order to fix the aggregate cost of the Company's cash-settled DSU Plan, at the fair value determined on the grant date.

At June 30, 2023, an asset of $0.7 million associated with the equity return swap was included in trade and other receivables (December 31, 2022 - $21.2 million).

12.    NET INCOME PER SHARE
Baytex calculates basic income or loss per share based on the net income or loss attributable to shareholders using the weighted average number of shares outstanding during the period. Diluted income per share amounts reflect the potential dilution that could occur if share awards were converted to common shares. The treasury stock method is used to determine the dilutive effect of share awards whereby the potential conversion of share awards and the amount of compensation expense, if any, attributed to future services are assumed to be used to purchase common shares at the average market price during the period.

	Three Months Ended June 30
	2023			2022
	Net income	Weighted average common shares (000s)	Net income per share	Net income	Weighted average common shares (000s)	Net income per share
Net income - basic	$213,603	583,365	$0.37	$180,972	566,997	$0.32
Dilutive effect of share awards	—	4,805	—	—	4,700	—
Net income - diluted	$213,603	588,170	$0.36	$180,972	571,697	$0.32

	Six Months Ended June 30
	2023			2022
	Net income	Weighted average common shares (000s)	Net income per share	Net income	Weighted average common shares (000s)	Net income per share
Net income - basic	$265,044	564,319	$0.47	$237,830	566,262	$0.42
Dilutive effect of share awards	—	4,965	—	—	4,582	—
Net income - diluted	$265,044	569,284	$0.47	$237,830	570,844	$0.42

For the three and six months ended June 30, 2023 and June 30, 2022 no share awards were excluded from the calculation of diluted income per share as all of their affects were dilutive.

13.     PETROLEUM AND NATURAL GAS SALES

Petroleum and natural gas sales from contracts with customers for the Company's Canadian and U.S. operating segments is set forth in the following table.

	Three Months Ended June 30
	2023			2022
	Canada	U.S.	Total	Canada	U.S.	Total
Light oil and condensate	$124,965	$183,845	$308,810	$192,986	$222,606	$415,592
Heavy oil	251,449	—	251,449	346,101	—	346,101
NGL	3,772	16,391	20,163	8,288	24,895	33,183
Natural gas sales	10,106	8,232	18,338	33,822	25,471	59,293
Total petroleum and natural gas sales	$390,292	$208,468	$598,760	$581,197	$272,972	$854,169

	Six Months Ended June 30
	2023			2022
	Canada	U.S.	Total	Canada	U.S.	Total
Light oil and condensate	$271,420	$325,855	$597,275	$373,141	$403,426	$776,567
Heavy oil	468,534	—	468,534	590,539	—	590,539
NGL	9,832	32,165	41,997	15,772	46,902	62,674
Natural gas sales	26,128	20,162	46,290	55,449	42,765	98,214
Total petroleum and natural gas sales	$775,914	$378,182	$1,154,096	$1,034,901	$493,093	$1,527,994

Included in accounts receivable at June 30, 2023 is $294.4 million of accrued production revenue related to delivered volumes (December 31, 2022 - $183.0 million).

14.    INCOME TAXES
The provision for income taxes has been computed as follows:

	Six Months Ended June 30
	2023	2022
Net income (loss) before income taxes	104,677	$212,468
Expected income taxes at the statutory rate of 24.80% (2022 – 25.12%)	25,960	53,372
Change in income taxes resulting from:
Effect of foreign exchange	(1,612)	984
Effect of rate adjustments for foreign jurisdictions	(2,883)	(18,357)
Effect of change in deferred tax benefit not recognized (1)	(1,613)	(17,823)
Effect of internal debt restructuring (2)	(186,460)	(45,182)
Adjustments, assessments and other	6,241	1,644
Income tax expense (recovery)	$(160,367)	$(25,362)
(1)A deferred income tax asset of $13.6 million remains unrecognized due to uncertainty surrounding future capital gains (December 31, 2022- $14.4 million). The unrecognized deferred income tax asset relates to realized and unrealized foreign exchange losses arising from the repayment of previously issued U.S. dollar denominated long-term notes and from the translation of U.S. dollar denominated long-term notes currently outstanding.
(2)A deferred income tax asset has been recognized immediately after the closing of the Ranger acquisition due to effects of the transaction structuring.

As disclosed in the 2022 annual financial statements, certain indirect subsidiary entities received reassessments from the Canada Revenue Agency (the “CRA”) in June 2016 that denied $591.0 million of non-capital loss deductions that relate to the calculation of income taxes for the years 2011 through 2015. In September 2016, Baytex filed notices of objection with the CRA appealing each reassessment received. In July 2023, Baytex received a letter from the Appeals Division of the CRA proposing to confirm the reassessments. Baytex remains confident that the original tax filings are correct and intends to defend these tax filings through the appeals process.

15.    FINANCING AND INTEREST

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Interest on Credit Facilities	$7,535	$4,070	$13,751	$7,109
Interest on long-term notes	20,565	16,356	32,659	33,700
Interest on lease obligations	155	48	220	92
Cash Interest	$28,255	$20,474	$46,630	$40,901
Amortization of debt issue costs	1,847	2,734	2,371	3,429
Accretion on asset retirement obligations (note 9)	4,395	3,869	9,221	6,991
Financing and interest	$34,497	$27,077	$58,222	$51,321

16.    FOREIGN EXCHANGE

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Unrealized foreign exchange gain - intercompany notes (1)	$—	$—	$—	$(2,674)
Unrealized foreign exchange (gain) loss - long-term notes & Credit Facilities	(12,880)	27,499	(13,093)	15,625
Realized foreign exchange loss	941	210	1,091	413
Foreign exchange (gain) loss	$(11,939)	$27,709	$(12,002)	$13,364
(1)Baytex had a series of intercompany notes totaling US$601.0 million outstanding at December 31, 2021 that were issued from a Canadian functional currency subsidiary to a U.S. functional currency subsidiary. These notes were eliminated upon consolidation within the Statement of Financial Position and were revalued at the relevant foreign exchange rate at each period end. Foreign exchange gains or losses incurred within the Canadian functional currency subsidiary were recognized in unrealized foreign exchange gain or loss whereas those within the U.S. functional currency subsidiary were recognized in other comprehensive income. In January 2022 the intercompany notes were transferred from the Canadian functional currency subsidiary to another U.S. functional currency subsidiary. As a result, foreign exchange gains and losses incurred on these notes after the transfer are recognized in other comprehensive income.

17.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The Company's financial assets and liabilities are comprised of cash, trade and other receivables, trade and other payables, financial derivatives, Credit Facilities, and long-term notes. The fair value of trade and other receivables and trade and other payables approximates carrying value due to the short term to maturity. The fair value of the Credit Facilities is equal to the principal amount outstanding as the Credit Facilities bear interest at floating rates and credit spreads that are indicative of market rates. The fair value of the long-term notes is determined based on market prices.

The carrying value and fair value of the Company's financial instruments carried on the condensed consolidated statements of financial position are classified into the following categories:

	June 30, 2023		December 31, 2022
	Carrying value	Fair value	Carrying value	Fair value	Fair Value Measurement Hierarchy
Financial Assets
Fair value through profit and loss
Financial derivatives	$27,505	$27,505	$10,105	$10,105	Level 2
Total	$27,505	$27,505	$10,105	$10,105

Amortized cost
Cash	$19,637	$19,637	$5,464	$5,464	—
Trade and other receivables	370,498	370,498	228,485	228,485	—
Total	$390,135	$390,135	$233,949	$233,949

Financial Liabilities
Fair value through profit and loss
Financial derivatives	$(2,907)	$(2,907)	$—	$—	Level 2
Total	$(2,907)	$(2,907)	$—	$—

Amortized cost
Trade and other payables	$(616,608)	$(616,608)	$(281,404)	$(281,404)	—
Credit Facilities	(964,332)	(986,903)	(383,031)	(385,394)	—
Long-term notes	(1,563,897)	(1,585,368)	(547,598)	(563,292)	Level 1
Total	$(3,144,837)	$(3,188,879)	$(1,212,033)	$(1,230,090)

There were no transfers between Level 1 and Level 2 during the six months ended June 30, 2023 and 2022.

Foreign Currency Risk

The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities recorded in entities with a Canadian dollar functional currency at the reporting date are as follows:

	Assets		Liabilities
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
U.S. dollar denominated	US$20,537	US$6,980	US$1,331,541	US$430,171

Commodity Price Risk

Financial Derivative Contracts

Baytex had the following financial derivative contracts outstanding as of July 27, 2023:

	Remaining Period	Volume	Price/Unit (1)	Index
Oil
Basis differential (2)	July 2023 to Dec 2023	1,500 bbl/d	WTI less US$2.50/bbl	MSW
Basis differential (2)(3)	Jan 2024 to Dec 2024	1,500 bbl/d	WTI less US$2.65/bbl	MSW
Basis differential (2)	July 2023 to Dec 2023	2,000 bbl/d	WTI less US$14.98/bbl	WCS
Basis differential (2)	Aug 2023 to Dec 2023	6,000 bbl/d	WTI less US$13.62/bbl	WCS
Basis differential (2)	July 2023 to Dec 2023	5,000 bbl/d	Baytex pays: WCS differential at Hardisty Baytex receives: WCS differential at Houston less US$8.10/bbl	WCS
Basis differential (2)	Jan 2024 to Jun 2024	4,000 bbl/d	Baytex pays: WCS differential at Hardisty Baytex receives: WCS differential at Houston less US$8.10/bbl	WCS
Put option	July 2023 to Dec 2023	5,000 bbl/d	US$60.00	WTI
Collar	July 2023 to Dec 2023	15,500 bbl/d	US$60.00/US$100.00	WTI
Collar	July 2023 to Sep 2023	19,862 bbl/d	US$60.00/US$100.00	WTI
Collar	Oct 2023 to Dec 2023	15,089 bbl/d	US$60.00/US$100.00	WTI
Collar	Jan 2024 to Mar 2024	8,400 bbl/d	US$60.00/US$100.00	WTI
Collar	Apr 2024 to Jun 2024	1,750 bbl/d	US$60.00/US$100.00	WTI
Collar	Jan 2024 to Jun 2024	14,500 bbl/d	US$60.00/US$100.00	WTI
Collar (3)	Jan 2024 to Jun 2024	2,500 bbl/d	US$60.00/US$90.00	WTI

Natural Gas
Basis differential (2)	July 2023 to Dec 2023	11,413 mmbtu/d	Baytex pays: NYMEX Baytex receives: HSC less US$0.1525/mmbtu	HSC IFERC FOM
Fixed Sell	Oct 2023 to Mar 2024	3,500 mmbtu/d	US$3.5025/mmbtu	NYMEX
Collar	July 2023 to Dec 2023	11,413 mmbtu/d	US$2.50/US$2.68	NYMEX
Collar	Jan 2024 to Mar 2024	11,538 mmbtu/d	US$2.50/US$3.65	NYMEX
Collar	Apr 2024 to Jun 2024	11,538 mmbtu/d	US$2.33/US$3.00	NYMEX
Collar	Jan 2024 to Dec 2024	2,500 mmbtu/d	US$3.00/US$4.06	NYMEX
Collar	Jan 2024 to Dec 2024	2,500 mmbtu/d	US$3.00/US$4.09	NYMEX
Collar	Jan 2024 to Dec 2024	5,000 mmbtu/d	US$3.00/US$4.10	NYMEX
Collar	Jan 2024 to Dec 2024	8,500 mmbtu/d	US$3.00/US$4.15	NYMEX
Collar	Jan 2024 to Dec 2024	5,000 mmbtu/d	US$3.00/US$4.19	NYMEX

Natural Gas Liquids
Fixed Sell	Jul 2023 to Mar 2024	34,364 gallon/d	US$0.2280/gallon	Mt. Belvieu Non-TET Ethane
(1)Based on the weighted average price per unit for the period.
(2)Contracts that fix the basis differential between certain oil reference prices.
(3)Contract entered subsequent to June 30, 2023.

The following table sets forth the realized and unrealized gains and losses recorded on financial derivatives.

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Realized financial derivatives (gain) loss	$(16,365)	$124,042	$(21,780)	$208,408
Unrealized financial derivatives (gain) loss	19,403	(58,768)	10,193	97,493
Financial derivatives (gain) loss	$3,038	$65,274	$(11,587)	$305,901

18.    CAPITAL MANAGEMENT
The Company's capital management objective is to maintain financial flexibility and sufficient sources of liquidity to execute its capital programs, while meeting short and long-term commitments. Baytex strives to actively manage its capital structure in response to changes in economic conditions. At June 30, 2023, the Company's capital structure was comprised of shareholders' capital, long-term notes, trade and other receivables, trade and other payables, cash and the Credit Facilities.

In order to manage its capital structure and liquidity, Baytex may from time to time issue equity or debt securities, enter into business transactions including the sale of assets or adjust capital spending to manage current and projected debt levels. There is no certainty that any of these additional sources of capital would be available if required.

The capital intensive nature of Baytex's operations requires the maintenance of adequate sources of liquidity to fund ongoing exploration and development. Baytex's capital resources consist primarily of Adjusted Funds Flow, available Credit Facilities and proceeds received from the divestiture of oil and gas properties. The following capital management measures and ratios are used to monitor current and projected sources of liquidity.

Net Debt

The Company uses net debt to monitor its current financial position and to evaluate existing sources of liquidity. The Company defines net debt to be the sum of our credit facilities and long-term notes outstanding adjusted for unamortized debt issuance costs, trade and other payables, cash, and trade and other receivables. Baytex also uses net debt projections to estimate future liquidity and whether additional sources of capital are required to fund ongoing operations.

The following table reconciles Net Debt to amounts disclosed in the primary financial statements.

	June 30, 2023	December 31, 2022
Credit Facilities	$964,332	$383,031
Unamortized debt issuance costs - Credit Facilities (note 7)	22,571	2,363
Long-term notes	1,563,897	547,598
Unamortized debt issuance costs - Long-term notes (note 8)	37,571	6,999
Trade and other payables	616,608	281,404
Cash	(19,637)	(5,464)
Trade and other receivables	(370,498)	(228,485)
Net Debt	$2,814,844	$987,446

Adjusted Funds Flow

Adjusted funds flow is used to monitor operating performance and the Company's ability to generate funds for exploration and development expenditures and settlement of abandonment obligations. Adjusted funds flow is comprised of cash flows from operating activities adjusted for changes in non-cash working capital, asset retirements obligations settled during the applicable period, transaction costs and cash premiums on derivatives.

Adjusted Funds Flow is reconciled to amounts disclosed in the primary financial statements in the following table.

	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Cash flows from operating activities	$192,308	$360,034	$377,246	$559,008
Change in non-cash working capital	40,795	(17,046)	79,849	60,294
Asset retirement obligations settled	5,392	2,716	9,518	6,009
Transaction costs	32,832	—	41,703	—
Cash premiums on derivatives	2,263		2,263
Adjusted Funds Flow	$273,590	$345,704	$510,579	$625,311